March 26, 2019

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs ETF Trust (the “Registrant”), SEC File Nos. 333-200933 and 811-23013

Dear Mr. Williamson:

This letter responds to the comments you provided to Catherine Fauver of Dechert LLP and me in a telephonic discussion on March 13, 2019 with respect to your review of the Registrant’s responses (filed on March 8, 2019) to comments provided by you to Post-Effective Amendment No. 137 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on October 25, 2018. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of Goldman Sachs Access Ultra Short Bond ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

Comment 1. We note your response to prior comment 4. Your response focuses on our guidance for “short-term” while your Fund is “ultra short” term. The “ultra” implies a shorter term than typically available in short-term funds. Please acknowledge our concern and revise as appropriate.

Response 1. The Registrant respectfully acknowledges your comment and notes that the use of the term “ultra short” in the Fund’s name is intended to refer to the Fund’s effective duration. In the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the SEC acknowledged that “[i]n view of the shortcomings associated with analyzing interest rate volatility based on average weighted maturity, investment companies and investment professionals increasingly evaluate bond portfolios based on ‘duration,’ which reflects the sensitivity of an investment company’s return to changes in interest rates.” See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 47. The Investment Adviser agrees that duration should be the chief measure for analyzing interest rate volatility in the “ultra short” context, and intends to focus primarily on duration, rather than maturity, in constructing the Fund’s portfolio. The Fund’s prospectus states that “[u]nder normal circumstances, the Fund’s effective duration is expected to be one year or less.” Currently, the Fund’s sample portfolio has a duration of 0.4 years. The Registrant believes that the description of the Fund’s expected duration is appropriate for an “ultra short” fund and consistent with industry practice. Moreover, the Fund is not aware of any SEC Staff guidance as to the meaning of “ultra” or “ultra short” with respect to the application of Section 35(d) or Rule 35d-1 to the word “ultra,” and notes that the Fund’s name does not contain a reference to “term” or another word that might suggest a focus on the maturity of investments, rather than duration. Accordingly, the Investment Adviser believes that the Fund’s expected duration of one year or less reflects investments consistent with an “ultra short” bond portfolio.

The Registrant notes that the weighted average life of the current sample portfolio is less than two years, below the three-year maximum stated. Nonetheless, in light of the Investment Adviser’s focus on duration in its management of the Fund’s portfolio and consistent with industry practice, the Registrant has revised the Fund’s disclosure to remove references to weighted average maturity.

Comment 2. We note your response to prior comment 6. It appears to us that information about the size and initial term of the seed capital investments may be material to investors if a redemption by a seed investor is reasonably likely to impact the Fund, including its portfolio holdings and positioning, liquidity and expense levels. In this respect, it appears likely that the Fund’s redemption profile changes as the contract term expires. The SEC addressed similar topics in In re Automation Shares, Inc. (SEC Release No. 33-3780, Apr. 25, 1957) (“Automation Shares”). Please tell us how you analyze these issues and otherwise ensure that investors have sufficient context to understand the risk disclosure you present.

Response 2. The Investment Adviser notes that it does not expect to enter into an arrangement with a Seed Investor (as described in the response letter dated March 8, 2019) with respect to this particular series of the Trust, but that the applicable disclosure will continue to be included in the event such an arrangement is contemplated in the future. The Registrant submits that it believes the included risk disclosure provides sufficient context to ensure investors understand the risks presented in the event the Fund has a redemption by a Seed Investor or other large shareholder. Nonetheless, the Registrant reviewed Automation Shares in response to this comment and has revised the Fund’s risk disclosure to include further detail regarding the risks associated with redemptions by large shareholders, including Seed Investors, and to otherwise ensure that investors have sufficient context to understand the risk disclosure presented. Revised disclosure is provided in the attached Exhibit A.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (415) 262-4544 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle Wong
Michelle Wong

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Joseph McClain, Goldman Sachs & Co. LLC

Stephanie A. Capistron, Dechert LLP

Exhibit A

Summary – Principal Risks of the Fund

Large Shareholder Risk. Certain shareholders, including other funds advised by the Investment Adviser, may from time to time own a substantial amount of the Fund’s Shares. In addition, a third party investor, the Investment Adviser or an affiliate of the Investment Adviser, an authorized participant, a lead market maker, or another entity (i.e., a seed investor) may invest in the Fund and hold its investment solely to facilitate commencement of the Fund or to facilitate the Fund’s achieving a specified size or scale. Any such investment may be held for a limited period of time. There can be no assurance that any large shareholder would not redeem its investment, that the size of the Fund would be maintained at such levels or that the Fund would continue to meet applicable listing requirements. Redemptions by large shareholders could have a significant negative impact on the Fund, including on the Fund’s liquidity. In addition, transactions by large shareholders may account for a large percentage of the trading volume on the Cboe BZX Exchange, Inc. (the “Exchange”) and may, therefore, have a material upward or downward effect on the market price of the Shares.

Liquidity Risk. The Fund may invest in securities or instruments that trade in lower volumes and may make investments that are less liquid than other investments. Also, the Fund may make investments that may become less liquid in response to market developments or adverse investor perceptions. Investments that are illiquid or that trade in lower volumes may be more difficult to value. When there is no willing buyer and investments cannot be readily sold at the desired time or price, the Fund may have to accept a lower price or may not be able to sell the security or instrument at all. An inability to sell one or more portfolio positions can adversely affect the Fund’s value. Liquidity risk may be the result of, among other things, the reduced number and capacity of traditional market participants to make a market in fixed income securities or the lack of an active market. The potential for liquidity risk may be magnified by a rising interest rate environment or other circumstances where investor redemptions from fixed income funds may be higher than normal, potentially causing increased supply in the market due to selling activity. Redemptions by large shareholders (including seed investors) may have a negative impact on the Fund’s liquidity.

Seed Investor Risk. GSAM and/or its affiliates may make payments to one or more investors that contribute seed capital to the Fund. Such payments may continue for a specified period of time and/or until a specified dollar amount is reached. Those payments will be made from the assets of GSAM and/or such affiliates (and not the Fund). Seed investors may contribute all or a majority of the assets in the Fund. There is a risk that such seed investors may redeem their investments in the Fund, particularly after payments from GSAM and/or its affiliates have ceased. As with redemptions by other large shareholders, such redemptions could have a significant negative impact on the Fund, including on the Fund’s liquidity and the market price of the Fund’s shares.

Risks of the Fund

Large Shareholder Risk—Certain large shareholders, including other funds advised by the Investment Adviser, may from time to time own a substantial amount of the Fund’s Shares. In addition, a third party investor, the Investment Adviser or an affiliate of the Investment Adviser, an authorized participant, a lead market maker, or another entity (i.e., a seed investor) may invest in the Fund and hold its investment for solely to facilitate commencement of the Fund or to facilitate the Fund’s achieving a specified size or scale. Any such investment may be held for a limited period of time. There can be no assurance that any large shareholder would not redeem its investment. Dispositions of a large number of Shares by these shareholders, which may occur rapidly or unexpectedly, may adversely affect the Fund’s liquidity and net assets to the extent such transactions are executed directly with the Fund in the form of redemptions through an authorized participant, rather than executed in the secondary market. To the extent effected in cash, these redemptions may also force the Fund to sell portfolio securities when it might not otherwise do so, which may negatively impact the Fund’s NAV and increase the Fund’s brokerage costs. Such cash redemptions may also accelerate the realization of taxable income to shareholders, which could make investments in Shares less tax-efficient than an investment in an ETF that is able to effect redemptions in-kind. Similarly, large Fund share purchases through an authorized participant may adversely affect the performance of the Fund to the extent that the Fund is delayed in investing new cash or otherwise maintains a larger cash position than it ordinarily would. To the extent these large shareholders transact in Shares on the secondary market, such transactions may account for a large percentage of the trading volume on the Exchange and may, therefore, have a material upward or downward effect on the market price of the Shares.

Liquidity Risk—The Fund may invest in securities or instruments that trade in lower volumes and may make investments that are less liquid than other investments. Also, the Fund may make investments that may become less liquid in response to market developments or adverse investor perceptions. Investments that are illiquid or that trade in lower volumes may be more difficult to value. When there is no willing buyer and investments cannot be readily sold at the desired time or price, the Fund may have to accept a lower price or may not be able to sell the security or instrument at all. An inability to sell one or more portfolio positions can adversely affect the Fund’s value.

To the extent that the traditional dealer counterparties that engage in fixed income trading do not maintain inventories of bonds (which provide an important indication of their ability to “make markets”) that keep pace with the growth of the bond markets over time, relatively low levels of dealer inventories could lead to decreased liquidity and increased volatility in the fixed income markets. Additionally, market participants other than the Fund may attempt to sell fixed income holdings at the same time as the Fund, which could cause downward pricing pressure and contribute to illiquidity.

Liquidity risk may also refer to the risk that the Fund will not be able to pay redemption proceeds within the allowable time period or without significant dilution to remaining investors’ interests because of unusual market conditions, an unusually high volume of redemption requests, a redemption request by a large shareholder (such as a seed investor) or other reasons. If the Fund is forced to sell securities at an unfavorable time and/or under unfavorable conditions, such sales may adversely affect the Fund’s NAV and dilute remaining investors’ interests.

Seed Investor Risk—GSAM and/or its affiliates may make payments to one or more investors that contribute seed capital to the Fund. Such payments may continue for a specified period of time and/or until a specified dollar amount is reached. Those payments will be made from the assets of GSAM and/or such affiliates (and not the Fund). Seed investors may contribute all or a majority of the assets in the Fund. There is a risk that such seed investors may redeem all or part of their investments in the Fund, particularly after payments from GSAM and/or its affiliates have ceased. The timing of a redemption by a seed investor could benefit the seed investor. As with redemptions by other large shareholders, such redemptions could have a significant negative impact on the Fund including by reducing the Fund’s liquidity, causing the Fund to realize gains that will be distributed and taxable to remaining shareholders and increasing the Fund’s transaction costs. A large redemption may also have a material upward or downward effect on the market price of the Fund’s Shares.